Exhibit 21

Subsidiaries of Pixelworks, Inc.

Pixelworks Japan, LLC — an Oregon limited liability company

Pixelworks Taiwan, LLC — an Oregon limited liability company

Panstera, Inc. — a California corporation

nDSP Delaware, Inc. — a Delaware corporation

nDSP Corporation — a Delaware corporation

Pixelworks Ltd. — a Cayman Island company